ISSN 1718-8369	Exhibit (99.3)

Volume 2, Number 2	July 26, 2007

aS AT may 31, 2007

May 2007 highlights

☐            The consolidated budgetary balance for the purposes of the Balanced Budget Act for May 2007 shows revenue lagging expenditure by $435 million. Nonetheless, this is an improvement of $358 million compared to the results for the same period in 2006-2007.

—           As was the case in April, this difference reflects the fact that tax receipts are proportionally lower early in the year chiefly because of the payment of tax refunds claimed by individuals on their tax return. Consequently, the gap between revenue and expenditure will be eliminated over the course of fiscal 2007-2008.

☐            Budgetary revenue amounts to $5.1 billion, an increase of $557 million compared to last year. Own-source revenue stands at $4.0 billion, while federal transfers amount to $1.1 billion.

☐            Program spending is up by $166 million compared to last year and stands at $5.0 billion. This increase is attributable in particular to a change in payment schedule of transfers to institutions of the health and social services network.

☐            Debt service stands at $558 million, down $19 million compared to May 2006.

SUMMARY OF CONSOLIDATED BUDGETARY TRANSACTIONS
(millions of dollars)					(Unaudited data)
	May		April to May		2007-2008 Budget
						Growth
	2006	2007	2006-2007	2007-2008	2007-2008%
BUDGETARY REVENUE
Own-source revenue	3 668	4 046	6 311	7 424	47 953	- 2.7
Federal transfers	898	1 077	1 783	2 186	13 174	19.6
Total	4 566	5 123	8 094	9 610	61 127	1.4
BUDGETARY EXPENDITURE
Program spending	- 4 812	- 4 978	- 9 170	- 9 969	- 53 913	4.1
Debt service	- 577	- 558	- 1 110	- 1 116	- 7 244	4.0
Total	- 5 389	- 5 536	- 10 280	- 11 085	- 61 157	4.1
NET RESULTS OF CONSOLIDATED ORGANIZATIONS	30	- 22	55	88	30	—
Additional deposit in the Generations Fund	—	—	—	—	- 200	—
Use of part of the budgetary reserve	—	—	—	—	200	—
CONSOLIDATED BUDGETARY BALANCE FOR THE PURPOSES OF THE BALANCED BUDGET ACT	- 793	- 435	- 2 131	- 1 387	0	—
Net results of the Generations Fund [1]	—	29	—	60	653	—
CONSOLIDATED BUDGETARY BALANCE	- 793	- 406	- 2 131	- 1 327	653	—

1              The Generations Fund began operations on January 1, 2007.

Cumulative results as at May 31, 2007

Budgetary balance

☐            For the first two months of the year, consistent with the historical trend, the cumulative results show revenue running behind expenditure.

☐            For the period from April to May 2007, the consolidated budgetary balance for the purposes of the Balanced Budget Act shows expenditure exceeding revenue by $1.4 billion. Nonetheless, this is an improvement of $744 million compared to last year’s results.

Budgetary revenue

☐            Budgetary revenue since the beginning of the year amounts to $9.6 billion, an increase of $1.5 billion compared to last year.

☐            Own-source revenue stands at $7.4 billion, $1.1 billion more than as at May 31, 2006. This improvement is attributable in particular to increased revenue from personal income tax due to sustained economic growth.

☐            Federal transfers amount to $2.2 billion for the first two months of the current fiscal year, an increase of $403 million compared to the same period in 2006-2007.

Budgetary expenditure

☐            As at May 31, 2007, budgetary expenditure amounts to $11.1 billion, an increase of $805 million compared to last year.

☐            Program spending is up by $799 million compared to last year and stands at $10.0 billion. The most significant changes are in the health and social services ($466 million), economy and environment ($227 million) and education and culture missions ($85 million).

☐            Debt service amounts to $1.1 billion, comparable to the amount for May 2006.

Generations Fund

☐            The net results of the Generations Fund amount to $60 million.

Net financial requirements

☐            For the period from April to May 2007, net financial requirements stand at $1.6 billion, a decline of $1.1 billion compared to last year.

☐            This reduction is attributable to the $804-million improvement in the budgetary balance and a decline in non-budgetary requirements of $280 million stemming from, among others, an increase in receipts of accounts receivable.

CONSOLIDATED BUDGETARY AND FINANCIAL TRANSACTIONS
(millions of dollars)				(Unaudited data)
	May			April to May
	2006	2007	Changes	2006-2007	2007-2008	Changes

BUDGETARY REVENUE
Own-source revenue	3 668	4 046	378	6 311	7 424	1 113
Federal transfers	898	1 077	179	1 783	2 186	403
Total	4 566	5 123	557	8 094	9 610	1 516
BUDGETARY EXPENDITURE
Program spending	- 4 812	- 4 978	- 166	- 9 170	- 9 969	- 799
Debt service	- 577	- 558	19	- 1 110	- 1 116	- 6
Total	- 5 389	- 5 536	- 147	- 10 280	- 11 085	- 805
NET RESULTS OF CONSOLIDATED ORGANIZATIONS	30	- 22	- 52	55	88	33
CONSOLIDATED BUDGETARY BALANCE FOR THE PURPOSES OF THE BALANCED BUDGET ACT	- 793	- 435	358	- 2 131	- 1 387	744
Net results of the Generations Fund	—	29	29	—	60	60
CONSOLIDATED BUDGETARY BALANCE	- 793	- 406	387	- 2 131	- 1 327	804

Consolidated non-budgetary surplus (requirements)	463	- 178	- 641	- 575	- 295	280
CONSOLIDATED NET FINANCIAL SURPLUS (REQUIREMENTS)	- 330	- 584	- 254	- 2 706	- 1 622	1 084

CONSOLIDATED REVENUE FUND REVENUE
(millions of dollars)				(Unaudited data)
	May			April to May
			Changes			Changes
Revenue by source	2006	2007	%	2006-2007	2007-2008%
BUDGETARY REVENUE

Own-source revenue excluding government enterprises
Income and property taxes
Personal income tax	1 362	1 511	10.9	1 819	2 368	30.2
Contributions to Health Services Fund	445	451	1.3	875	896	2.4
Corporate taxes	386	363	- 6.0	602	671	11.5
Consumption taxes	927	1 107	19.4	1 911	2 165	13.3
Other sources	235	267	13.6	486	527	8.4
Total	3 355	3 699	10.3	5 693	6 627	16.4
Revenue from government enterprises	313	347	10.9	618	797	29.0
Total own-source revenue	3 668	4 046	10.3	6 311	7 424	17.6
Federal transfers
Equalization	446	596	33.6	892	1 193	33.7
Health transfers	301	307	2.0	601	616	2.5
Transfers for post-secondary education and other social programs	87	114	31.0	174	228	31.0
Other programs	64	60	- 6.3	116	149	28.4
Total federal transfers	898	1 077	19.9	1 783	2 186	22.6
TOTAL BUDGETARY REVENUE	4 566	5 123	12.2	8 094	9 610	18.7

CONSOLIDATED REVENUE FUND EXPENDITURE
(millions of dollars)				(Unaudited data)
	May			April to May
			Changes			Changes
Expenditures by mission	2006 [1]	2007	%	2006-2007 [1]	2007-2008%
BUDGETARY EXPENDITURE
Program spending
Health and Social Services	1 877	2 157	14.9	3 663	4 129	12.7
Education and Culture	1 499	1 373	- 8.4	2 717	2 802	3.1
Economy and Environment	431	426	- 1.2	1 088	1 315	20.9
Support for Individuals and Families	449	452	0.7	857	882	2.9
Administration and Justice	556	570	2.5	845	841	- 0.5
Total program spending	4 812	4 978	3.4	9 170	9 969	8.7
Debt service	577	558	- 3.3	1 110	1 116	0.5
TOTAL BUDGETARY EXPENDITURE	5 389	5 536	2.7	10 280	11 085	7.8

1             Some comparative figures for 2006-2007 have been reclassified for consistency with the presentation adopted in 2007-2008.

For technical information concerning this monthly report, please contact Mario Albert at (418) 691-2225.

This publication is also available on the web at: www.finances.gouv.qc.ca.